As filed with the Securities and Exchange Commission on July 14, 2015

Registration No. 333-198114

Registration No. 333-190375

Registration No. 333-67546

Registration No. 333-66120

Registration No. 333-79659

Registration No. 333-58659

Registration No. 333-48513

Registration No. 333-19601

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3 REGISTRATION STATEMENT NO. 333-198114

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3 REGISTRATION STATEMENT NO. 333-190375

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3 REGISTRATION STATEMENT NO. 333-67546

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3 REGISTRATION STATEMENT NO. 333-66120

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3 REGISTRATION STATEMENT NO. 333-79659

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3 REGISTRATION STATEMENT NO. 333-58659

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3 REGISTRATION STATEMENT NO. 333-48513

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3 REGISTRATION STATEMENT NO. 333-19601

UNDER THE SECURITIES ACT OF 1933

Advent Software, Inc.

(Exact Name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	600 Townsend Street San Francisco, California 94103 (Address including zip code of Principal Executive Offices)	94-2901952 (I.R.S. Employer Identification No.)

William C. Stone Chief Executive Officer and President SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, CT 06095 (860) 298-4500
(Name, address and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed public sale: Not applicable.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐	(do not check if a smaller reporting company)	Smaller reporting company	☐

DEREGISTRATION OF SECURITIES

This Post-Effective Amendment (this “Post-Effective Amendment”) relates to the following Registration Statements on Form S-3 (collectively, the “Registration Statements”) filed by Advent Software, Inc., a Delaware corporation (“Advent”), with the U.S. Securities and Exchange Commission (the “Commission”):

•	Registration Statement No. 333-198114, filed with the Commission on August 13, 2014, pertaining to the registration of Common Stock;

•	Registration Statement No. 333-190375, filed with the Commission on August 5, 2013, pertaining to the registration of Common Stock;

•	Registration Statement No. 333-67546, filed with the Commission on August 15, 2001, pertaining to the registration of Common Stock;

•	Registration Statement No. 333-66120, filed with the Commission on July 27, 2001, as amended by Amendment No. 1, filed with the Commission on August 3, 2001, pertaining to the registration of Common Stock;

•	Registration Statement No. 333-79659, filed with the Commission on May 28, 1999, as amended by Amendment No. 1, filed with the Commission on June 7, 1999, and as further amended by Amendment No. 2, filed with the Commission on June 16, 1999, pertaining to the registration of Common Stock;

•	Registration Statement No. 333-58659, filed with the Commission on July 8, 1998, pertaining to the registration of Common Stock;

•	Registration Statement No. 333-48513, filed with the Commission on March 24, 1998, as amended by Amendment No. 1, filed with the Commission on April 13, 1998, pertaining to the registration of Common Stock; and

•	Registration Statement No. 333-19601, filed with the Commission on January 10, 1997, pertaining to the registration of Common Stock.

On July 8, 2015, pursuant to the Agreement and Plan of Merger, dated as of February 2, 2015, by and among Advent, SS&C Technologies Holdings, Inc., a Delaware corporation (“SS&C”), and Arbor Acquisition Company, Inc., a Delaware corporation and a wholly-owned subsidiary of SS&C (“Merger Subsidiary”), Advent was merged with and into Merger Subsidiary (the “Merger”), with Advent as the surviving company in the Merger.

As a result of the Merger, Advent has terminated any and all offerings of Advent’s securities pursuant to each Registration Statement. Accordingly, Advent hereby terminates the effectiveness of each Registration Statement and, in accordance with an undertaking made by Advent in Part II of each Registration Statement to remove from registration, by means of a post-effective amendment, any securities that had been registered for issuance but remain unsold at the termination of the offering, removes from registration any and all securities registered but unsold under each Registration Statement as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment to the Registration Statements to be signed on its behalf by the undersigned, thereunto duly authorized, in Windsor, Connecticut, on July 14, 2015.

ADVENT SOFTWARE, INC.

By:	/s/ Patrick J. Pedonti
Name:	Patrick J. Pedonti
Title:	Vice President & Treasurer

Note: Pursuant to Rule 478 of the Securities Act of 1933, as amended, no other person is required to sign this Post-Effective Amendment to the Registration Statements.